Exhibit 99.2

Adaptimmune Announces Upcoming Data Presentation at the 2015 Annual American Society of Gene and Cell Therapy (ASGCT) Meeting

OXFORD, UK and PHILADELPHIA, Pa., May 13, 2015 — Adaptimmune Therapeutics plc  (Nasdaq: ADAP), a clinical stage biopharmaceutical company focused on the use of T-cell therapy to treat cancer, today announced that it will present data at the 18th Annual American Society of Gene and Cell Therapy (ASGCT) Meeting.  The data in this presentation pertain to the phenotypic and functional evaluation of  engineered T cells targeting NY-ESO-1 in the blood of patients following infusion in Phase 1/2 clinical studies in synovial sarcoma and multiple myeloma patients.  This presentation follows the data on persistence and clinical responses in both studies as presented at the recent AACR conference in Philadelphia, PA in April.  The ASGCT meeting will take place at the Hyatt Regency in New Orleans, Louisiana, May 13 — 16, 2015.

Friday, May 15, 2015

Oral Presentation

Session title: Cancer — Immunotherapy, Cancer Vaccines I

Abstract number: 551

Presenter: Luca Melchiori, Ph.D., Senior Scientist at Adaptimmune

Title: “Enhanced-affinity NY-ESO-1-specific T cells exhibit extended functionality without exhaustion in a pattern of effector and memory programming in multiple cancer indications”

Presentation Time: 3:30 pm to 3:45 pm

Location: Empire D

About Adaptimmune

Adaptimmune is a clinical stage biopharmaceutical company focused on novel cancer immunotherapy products based on its T-cell receptor platform.  Established in 2008, the company aims to utilize the body’s own machinery — the T cell — to target and destroy cancer cells by using engineered, increased affinity T cell receptors (TCRs) as a means of strengthening natural patient T cell responses. Adaptimmune’s lead program is an affinity enhanced TCR therapeutic targeting the NY-ESO cancer antigen. Its NY-ESO TCR therapeutic candidate has demonstrated signs of efficacy and tolerability in Phase 1/2 trials in solid tumors and in hematologic cancer types. In June 2014, Adaptimmune announced that it had entered into a strategic collaboration and licensing agreement with GlaxoSmithKline for the development and commercialization of the NY-ESO TCR program. The company currently has over 100 employees.  For more information: http://www.adaptimmune.com

Forward-Looking Statements

This press release contains “forward-looking statements,” as that term is defined under the Private Securities Litigation Reform Act of 1995 (PSLRA), which statements may be identified by words such as “believe,” “may”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and other words of similar meaning.  These forward-looking statements involve certain risks and uncertainties. Such risks and uncertainties could cause our actual results to differ materially from those indicated by such forward-looking statements, and include, without limitation: the success, cost and timing of our product development activities and clinical trials; our ability to submit an IND and successfully advance our technology platform to improve the safety and effectiveness of our existing TCR therapeutic candidates; the rate and degree of market acceptance of T-cell therapy generally and of our TCR therapeutic candidates; government regulation and approval, including, but not limited to, the expected regulatory approval timelines for TCR therapeutic candidates; and our ability to protect our proprietary technology and enforce our intellectual property rights; amongst others. For a further description of the risks and uncertainties that could cause our actual results to differ materially from those expressed in these forward-looking statements, as well as risks relating to our business in general, we refer you to our final Prospectus filed with the Securities and Exchange Commission on May 7, 2015. We urge you to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements contained in this press release speak only as of the date the statements were made and we do not undertake any obligation to update such forward-looking statements to reflect subsequent events or circumstances.  We intend that all forward-looking statements be subject to the safe-harbor provisions of the PSLRA.

Adaptimmune Contacts

Will Roberts

Vice President, Investor Relations

T:  (215) 966-6264

E: will.roberts@adaptimmune.com

Margaret Henry

Head of PR

T: +44 (0)1235 430036

Mob: +44 (0)7710 304249

E: margaret.henry@adaptimmune.com